UroGen Pharma Ltd.

400 Alexander Park Drive, 4th Floor

Princeton, New Jersey 08540

VIA EDGAR

September 13, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tamika N. Sheppard

Re:	UroGen Pharma Ltd.
Registration Statement on Form S-3
File No. 333-274423

Acceleration Request
Requested Date:	Friday, September 15, 2023
Requested Time:	4:00 p.m. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, UroGen Pharma Ltd. hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-274423) (the “Registration Statement”) to become effective on September 15, 2023, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Charles J. Bair of Cooley LLP at (858) 550-6142 or Asa M. Henin of Cooley LLP at (858) 550-6104. Thank you for your assistance with this matter.

Sincerely,

UROGEN PHARMA LTD.

By:	/s/ Don Kim
Don Kim
Chief Financial Officer